       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                            Filed pursuant to Rule 424(b)(2)
                                            Registration No. 333-94091
                 SUBJECT TO COMPLETION. DATED JANUARY 24, 2000

                                  $300,000,000

                                Kerr-McGee Logo
                             KERR-MCGEE CORPORATION

                  % Convertible Subordinated Debentures due 2010
--------------------------------------------------------------------------------

     We are offering $300,000,000 in aggregate principal amount of our      %
convertible subordinated debentures due 2010. The debentures will mature on
           , 2010. We will pay interest on the debentures on            and
           of each year. The first interest payment will be made on            ,
2000. The debentures are subordinated to all of our senior debt.

     Holders of the debentures may convert the debentures into shares of our
common stock at a conversion price of $     per share, subject to adjustment as
set forth in this prospectus supplement.

     On or after            , 2005, we may also redeem all or a portion of the
debentures which have not previously been converted at the redemption prices set forth in this prospectus supplement. Upon a change in control, holders of debentures may require us to redeem all or some of the debentures.

     Shares of our common stock are quoted on The New York Stock Exchange under the symbol "KMG." The last reported sale price of our common stock on January 21, 2000 was $63 15/16 per share. We have applied to list the debentures on The New York Stock Exchange.

     We are also offering 9,000,000 shares of our common stock in a separate offering. The common stock offering and the debenture offering are not conditioned on each other.

     See "Risk Factors" beginning on page S-6 of this prospectus supplement and on page 4 in the accompanying prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                                                              PER DEBENTURE    TOTAL
                                                              -------------   --------
Initial price to public.....................................           %      $
Underwriting discount.......................................           %      $
Proceeds, before expenses, to Kerr-McGee....................           %      $

     The initial price to public set forth above does not include accrued
interest, if any. Interest on the debentures will accrue from            , 2000
and must be paid by the purchaser if the debentures are delivered after
           , 2000.

     The underwriters may, under certain circumstances, purchase up to an additional $45,000,000 aggregate principal amount of debentures from us at the initial price to public less the underwriting discount.
--------------------------------------------------------------------------------

     The underwriters expect to deliver the debentures in book-entry form only through the facilities of The Depository Trust Company, against payment in New
York, New York, on            , 2000.
                          Joint Book-Running Managers

LEHMAN BROTHERS                                             GOLDMAN, SACHS & CO.
                             ---------------------
                 Prospectus Supplement dated             , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. OUR AFFAIRS MAY CHANGE AFTER THIS PROSPECTUS SUPPLEMENT IS DISTRIBUTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
Summary...............................   S-3
Risk Factors..........................   S-6
Price Range of Common Stock...........   S-9
Use of Proceeds.......................   S-9
Capitalization........................  S-10
Selected Financial and Operating Data
  of Kerr-McGee.......................  S-11
Description of the Debentures.........  S-13
Certain United States Federal Income
  Tax Considerations..................  S-21
Underwriting..........................  S-26
Legal Matters.........................  S-27
Experts...............................  S-28
Forward-Looking Statements............  S-28
                 PROSPECTUS
About This Prospectus.................     3
Where You Can Find Information........     3
Risk Factors..........................     4
The Company...........................     5
Use of Proceeds.......................     6
Ratio of Earnings to Fixed Charges And
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividend
  Requirements........................     6
Description of Debt Securities........     6
Description of Preferred Stock........    12
Description of Common Stock...........    14
Description of Warrants...............    15
Plan of Distribution..................    15
Legal Matters.........................    16
Experts...............................    16

                                    SUMMARY

     The following summary contains basic information about us and the debentures. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference into the attached prospectus. References to "$" in this prospectus supplement and in the accompanying prospectus are to U.S. dollars. Unless we say otherwise, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option with respect to the debenture or common stock offerings.

                             KERR-MCGEE CORPORATION

     We are one of the largest U.S.-based independent exploration and production companies with proved reserves in excess of one billion barrels of oil equivalent. During 1999, we replaced 117% of our 1999 worldwide production of 108 million barrels of oil equivalent at an average finding and development cost of $4.90 per barrel of oil equivalent. These reserve additions and development costs do not include any reserves associated with our recent discoveries in the greater Boomvang and Nansen areas in the deepwater Gulf of Mexico, our recently announced discovery at Bohai Bay, China or the recently announced acquisition of Repsol S.A.'s oil and natural gas properties in the U.K. sector of the North Sea. We are also the world's fifth largest producer of titanium dioxide pigment (TiO(2)) supplying approximately 10% of the world's demand. We were formed in 1929 as Anderson & Kerr Drilling Company and have been listed on The New York Stock Exchange since 1956.

     We have oil and natural gas exploration and production activities in 13 countries on six continents. Since pioneering the modern offshore drilling business in 1947, we have become one of the premier independent exploration and production companies focused on offshore activities primarily in the Gulf of Mexico and the North Sea. We have had significant recent drilling success and own a large inventory of deepwater prospects in the Gulf of Mexico and in selected international basins. In addition, we have mature U.S. onshore operations that provide a consistent source of cash flow.

     Our chemical business consists primarily of the production and marketing of TiO(2) pigment. Titanium dioxide is the world's preferred opacifier and whitening agent for paint, coatings and plastics. We are one of only four companies that own proprietary chloride technology for producing TiO(2) pigment and we are among the lowest-cost producers of TiO(2), both of which give us a competitive advantage in this business.

                             COMPANY TRANSFORMATION

     During the past five years we have transformed the company from a domestic integrated energy company to one focused on two core businesses: exploration and production of oil and natural gas and production and marketing of TiO(2). Our transformation is evidenced by:

     - March 1998 -- Acquired 80% interest in Bayer AG's European TiO(2) operations

     - April 1998 -- Acquired Gulf Canada's U.K. North Sea oil and natural gas assets

     - July 1998 -- Completed divestiture of coal operations

     - February 1999 -- Merged with Oryx Energy Company

     - September 1999 -- Completed a 25% expansion of U.S. TiO(2) capacity

     Most recently, on January 18, 2000, we closed the acquisition of Repsol S.A.'s oil and natural gas operations in the U.K. sector of the North Sea. The transaction, valued at $555 million, increases our production and reserves in the North Sea, where we already have significant operations. This transaction includes proved reserves estimated at approximately 96 million barrels of oil equivalent and is expected to increase daily production by approximately 30,000 barrels of oil equivalent from two producing fields. Two additional fields, which are in the development planning stage, are expected to further increase production volumes. The acquisition also provides additional opportunities from 11 exploratory blocks.

     From time to time we may consider the acquisition of additional complementary businesses.

                             THE DEBENTURE OFFERING

Securities offered..............   $300,000,000 in aggregate principal amount of
                                     % convertible subordinated debentures due
                                   2010 ($345,000,000 in aggregate principal amount of debentures if the over-allotment option is exercised in full).

Maturity........................               , 2010.

Interest payment dates..........             and           , beginning
                                             , 2000.

Interest rate...................          % per year.

Optional conversion by
holders.........................   Holders may convert the debentures at any
                                   time prior to or on           , 2010, unless
                                   previously redeemed, into shares of our
                                   common stock initially at a conversion price
                                   of $     per share (equal to a conversion
                                   rate of      shares per $1,000 principal
                                   amount of debentures), subject to adjustment under certain circumstances.

Optional redemption by
Kerr-McGee......................   On or after           , 2005, we may redeem
                                   some or all of the debentures at the
                                   following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to but excluding the redemption date:

                                                           DURING THE TWELVE                  REDEMPTION
                                                           MONTHS COMMENCING                    PRICE
                                                           -----------------                  ----------
                                              , 2005......................................          %
                                              , 2006......................................          %
                                              , 2007......................................          %
                                              , 2008......................................          %
                                              , 2009......................................     100.0%

Repurchase at option of holders
upon a change in control........   In certain circumstances involving a change
                                   in control, each holder of the debentures may require us to repurchase some or all of the holder's debentures at 100% of their principal amount plus accrued and unpaid interest to but excluding the repurchase date. The repurchase price is payable in:

                                   - cash or

                                   - at our option, subject to the satisfaction
                                     of certain conditions, common stock. The number of shares of common stock will equal the repurchase price divided by 95% of the average closing sale price for the five consecutive trading days ending on and including the third day prior to the repurchase date.

Subordination...................   The debentures are our unsecured subordinated
                                   obligations. The debentures rank junior in right of payment to all of our existing and future senior debt. The debentures will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of September 30, 1999, we had approximately
                                   $1,506 million of senior debt and our
                                   subsidiaries had approximately $907 million of indebtedness (excluding trade payables and accrued liabilities).

Use of proceeds.................   We expect to receive net proceeds from this
                                   offering of $     . We also expect to receive
                                   net proceeds from our common stock offering
                                   of $     .

                                   We intend to use the net proceeds from this offering and the concurrent offering of common stock to:

                                   - redeem on May 1, 2000 our $150,000,000
                                     floating rate notes due November 1, 2001.
                                     These notes currently have an interest rate of 6.7%. The proceeds of these notes were used for general corporate purposes,

                                   - redeem on May 1, 2000 our $400,000,000
                                     floating rate notes due August 1, 2001.
                                     These notes currently have an interest rate of 6.4%. The proceeds of these notes were used in the Repsol North Sea acquisition,

                                   - repay $25,000,000 of debt borrowed under a
                                     credit line with a maturity of February 14, 2000 and an interest rate of 6.3%,

                                   - repay up to $425,000,000 of commercial
                                     paper with maturities ranging from February
                                     10, 2000 to May 3, 2000 and interest rates currently ranging from 6.0% to 6.8%, and

                                   - for general corporate purposes, which may
                                     include the acquisition of complementary businesses.

                                   Net Proceeds will be invested in short-term eurodollar time deposits until they are used.

Listing.........................   We have applied to list the debentures on the
                                   NYSE.

                                 OTHER OFFERING

     We are also offering 9,000,000 shares of our common stock (plus up to an additional 1,350,000 shares pursuant to an over-allotment option) in a separate offering. The common stock offering and this debenture offering are not conditioned on each other.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in this prospectus supplement and the attached prospectus before deciding to purchase the debentures.

OUR NON-U.S. OPERATIONS ARE SUBJECT TO RISKS OF DOING BUSINESS ABROAD.

     We have offshore oil and natural gas operations in the Gulf of Mexico, United Kingdom, China, Thailand, Gabon, Australia, and Brazil, and we conduct onshore oil and natural gas operations in Ecuador, Algeria, Indonesia, United Kingdom, Kazakhstan and Yemen, as well as the United States. In addition to the United States, we have chemical production facilities in Australia, Germany and Belgium. The non-U.S. activities are subject to various political and economic risks including (a) expropriation or nationalization of property, (b) currency fluctuations, (c) changes in foreign laws or regulations, (d) risks of loss due to civil strife, acts of war, guerilla activities and insurrection, and (e) other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

     Consequently, our non-U.S. activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of the dispute.

OUR INDUSTRIES ARE EXTREMELY COMPETITIVE.

     The energy and chemical industries are extremely competitive. This is especially true with regard to exploration for, and exploitation and development of, new sources of crude oil and natural gas. As an independent oil and natural gas company, we frequently compete against other companies that are larger and financially stronger in acquiring properties suitable for exploration, in contracting for drilling equipment and other services and in securing trained personnel.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Our businesses, including the exploration for and production of oil and natural gas and the manufacturing of chemicals, can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires, loss of well control, explosions, and other occurrences, which can damage or destroy assets, injure or kill people, and damage property and the environment. Offshore operations are subject to usual marine perils, such as adverse weather conditions and governmental regulations as well as interruption or termination by governmental authorities based on environmental and other considerations. We maintain insurance against many, but not all, potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. Losses and liabilities arising from such events could reduce our revenues and increase our costs to the extent not covered by insurance.

     The occurrence of any of the aforementioned events and any payments made as a result of such events and the liabilities related thereto, would reduce the funds available for our business activities and could have a material adverse effect on our financial position or results of operations.

WE INCUR CERTAIN COSTS TO COMPLY WITH GOVERNMENT REGULATIONS AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our business operations are regulated extensively at the federal, state and local levels, as well as by other countries in which we do business. We have made and will continue to make expenditures in our efforts to comply with the requirements of all such regulations. Further, the regulatory environment applicable to our business and the requirements, costs, or methods of regulatory compliance could change in ways that might substantially increase these costs.

THE OIL AND NATURAL GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES WE REPORT ARE UNCERTAIN.

     Estimates of reserves are projections based on engineering data, the projection of future rates of production and the timing of future expenditures. Estimates of our proved oil and natural gas reserves and projected future net revenues are based on reserve reports which we prepare and a portion of which are reviewed by independent petroleum engineers. The process of estimating oil and natural gas reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable thereto based on the same data. Future performance that deviates significantly from the reserve reports could have a material adverse effect on us. The accuracy of any reserve estimate depends on the quality of the available data as well as engineering and geological interpretation and judgment. Results of drilling, testing and production and changes in the assumptions regarding decline and production rates, the ability to market oil and natural gas that is produced, oil and natural gas prices, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable oil and natural gas may vary substantially from those assumed in the estimates, may result in revisions to such estimates and could materially affect the estimated quantities and related value of reserves. The estimates of future net revenues reflect oil and natural gas prices as of year-end, without escalation or reduction. Fluctuations in the prices of oil and natural gas have the effect of significantly altering reserve estimates as the economic projections inherent in the estimates may reduce or increase the quantities of recoverable reserves. There can be no assurance, however, that such prices will be realized or that the estimated production volumes will be produced during the periods indicated. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and natural gas properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves or conduct successful exploration and development activities, our proved reserves will decline materially as reserves are produced. Future oil and natural gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

OUR ABILITY TO SELL OUR OIL AND NATURAL GAS PRODUCTION COULD BE MATERIALLY HARMED IF WE FAIL TO OBTAIN ADEQUATE SERVICES SUCH AS TRANSPORTATION AND PROCESSING.

     The sale of our oil and natural gas production depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

WHEN WE ACQUIRE OIL AND NATURAL GAS PROPERTIES AND ACQUIRE OR MERGE WITH OTHER COMPANIES, OUR FAILURE TO FULLY IDENTIFY POTENTIAL PROBLEMS, TO PROPERLY ESTIMATE RESERVES OR PRODUCTION RATES OR COSTS, OR TO EFFECTIVELY INTEGRATE THE ACQUIRED OPERATIONS COULD SERIOUSLY HARM US.

     Although we perform reviews of acquired assets, properties and businesses that we believe are consistent with industry practices, we do not review in depth every individual property involved in each acquisition. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential.

     Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and actual future production rates and associated costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

THE DEBENTURES ARE SUBORDINATED TO ALL EXISTING AND FUTURE SENIOR DEBT AND EFFECTIVELY SUBORDINATED TO ALL INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES.

     The debentures are contractually subordinated in right of payment to our existing and future senior debt. As of September 30, 1999, we had approximately $1,506 million of senior debt. The indenture does not limit the creation of additional senior debt or any other indebtedness. Any significant additional indebtedness incurred may materially adversely impact our ability to service our debt, including the debentures. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of the debentures or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the debentures.

     The debentures are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 1999, our subsidiaries had approximately $907 million of indebtedness (excluding trade payables and accrued liabilities). Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

OUR ABILITY TO REPURCHASE DEBENTURES WITH CASH UPON A CHANGE IN CONTROL MAY BE LIMITED.

     In certain circumstances involving a change in control, the holders of the debentures may require us to repurchase some or all of the holders' debentures. We cannot assure you that we will have sufficient financial resources at such time or will be able to arrange financing to pay the repurchase price of the debentures in cash. Our ability to repurchase the debentures in cash in such event may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by indebtedness and agreements which may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments. We may not have the financial ability to repurchase the debentures in cash if payment for our senior debt is accelerated.

A TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

     Although we have applied for listing of the debentures on the NYSE, we cannot predict accurately how or whether the debentures will trade in the secondary market or whether such market will be liquid. A resale market may not develop, or, if it does, might not give you the opportunity to resell your debentures and may not continue until the debentures mature. The underwriters currently intend, but are not obligated, to make a market in the debentures.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the NYSE under the symbol "KMG." The following table sets forth the quarterly high and low sales prices for our common stock as reported by the NYSE for the periods indicated. We paid a dividend of $.45 per share for each of the periods through December 31, 1999, and our board has declared a dividend of $.45 per share for the quarter ending March 31, 2000 that will be payable April 3, 2000, to the holders of record as of March 3, 2000. We have paid dividends continuously since 1948. Any future dividends are subject to the approval of our board of directors.

                                                                     MARKET PRICES
                                                                      IN DOLLARS
                                                                 ---------------------
                                                                   HIGH         LOW
                                                                   ----         ---
1998:
  Quarter Ended March 31, 1998..............................        73 3/16      55 7/8
  Quarter Ended June 30, 1998...............................        70 1/4       56 5/8
  Quarter Ended September 30, 1998..........................        60 1/2       38
  Quarter Ended December 31, 1998...........................        47 9/16      36 3/16
1999:
  Quarter Ended March 31, 1999..............................        41 7/16      28 1/2
  Quarter Ended June 30, 1999...............................        52 1/8       32 1/2
  Quarter Ended September 30, 1999..........................        60 1/16      49 5/16
  Quarter Ended December 31, 1999...........................        62           52
2000:
  Quarter Ending March 31, 2000 (through January 21,
     2000)..................................................        67 15/16     56 3/16

                                USE OF PROCEEDS

     We expect to receive net proceeds from this offering of $     . We also
expect to receive net proceeds from our common stock offering of $     . The net
proceeds of both offerings are expected to be used:

     - to redeem on May 1, 2000 our $150,000,000 floating rate notes due November 1, 2001. These notes currently have an interest rate of 6.7%. The proceeds of these notes were used for general corporate purposes,

     - to redeem on May 1, 2000 our $400,000,000 floating rate notes due August 1, 2001. These notes currently have an interest rate of 6.4%. The proceeds of these notes were used in the Repsol North Sea acquisition,

     - to repay $25,000,000 of debt borrowed under a credit line with a maturity of February 14, 2000 and an interest rate of 6.4%,

     - repay up to $425,000,000 of commercial paper with maturities ranging from February 10, 2000 to May 3, 2000 and interest rates currently ranging from 6.0% to 6.8%, and

     - for general corporate purposes, which may include the acquisition of complementary businesses.

     Net proceeds will be invested in short-term eurodollar time deposits until they are used.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization, which includes our consolidated subsidiaries, as of September 30, 1999 and as adjusted to give effect to the sale of the debentures, the sale of the common stock and the application of the estimated net proceeds from these sales as described in "Use of Proceeds."

                                                               ACTUAL      ADJUSTED
                                                              --------    ----------
                                                              (MILLIONS OF DOLLARS)
Short-term borrowings.......................................   $    7       $
                                                               ======       ======
Long-term debt
  Debentures --
     7.5% Convertible subordinated debentures due 2000
      through 2014..........................................   $  180       $
       % Convertible subordinated debentures due 2010.......       --
     7.125% Debentures due 2027.............................      150
     7% Debentures due 2011, net of unamortized debt
      discount of $103......................................      147
     5 1/2% Exchangeable notes due 2004.....................      350
  Notes payable --
     10% Notes due 2001.....................................      150
     6.625% Notes due 2007..................................      150
     8.375% Notes due 2004..................................      150
     8.125% Notes due 2005..................................      150
     8% Notes due 2003......................................      100
     Variable interest rate revolving credit agreements with
      banks due 2000 through 2003(1)........................      128
     Medium-term notes due 2002.............................       13
  Commercial paper..........................................      773
  Guaranteed debt of employee stock ownership plan 9.61%
     notes due in installments through 2005.................       33
  Other.....................................................        2
                                                               ------       ------
          Total.............................................    2,476
  Long-term debt due within one year........................      120
                                                               ------       ------
          Total long-term debt..............................   $2,596       $
                                                               ======       ======
Minority interest in subsidiary companies...................   $   20       $
                                                               ======       ======
Stockholders' equity
  Common stock -- 300,000,000 shares
     authorized -- 93,474,191 shares issued and outstanding,
          shares issued and outstanding as adjusted.........   $   93       $
  Capital in excess of par value............................    1,284
  Preferred stock rights....................................        1
  Accumulated other comprehensive income....................       72
  Retained earnings.........................................      506
  Common stock in treasury, at cost 7,010,790 shares........     (388)
  Deferred compensation.....................................     (124)
                                                               ------       ------
          Total stockholders' equity........................   $1,444       $
                                                               ======       ======
          Total capitalization..............................   $4,067       $
                                                               ======       ======

---------------

(1) On January 18, 2000, we borrowed $478 million in connection with the acquisition of Repsol's North Sea operations.

              SELECTED FINANCIAL AND OPERATING DATA OF KERR-MCGEE

     The following table sets forth certain information regarding our consolidated results of operations, financial position and operating data as of and for the periods indicated. You should read the data presented below in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference into the attached prospectus. The following financial information is not necessarily indicative of our future results.

                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                                   YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                          ------------------------------------------   ---------------
                                                           1994     1995     1996     1997     1998     1998     1999
                                                          ------   ------   ------   ------   ------   ------   ------
                                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Sales
  Exploration and production............................  $1,720   $1,708   $2,048   $1,845   $1,267   $  970   $1,216
  Chemicals.............................................     639      707      692      760      933      694      680
  Other.................................................      --        4       --       --       --       --       --
                                                          ------   ------   ------   ------   ------   ------   ------
        Total...........................................  $2,359   $2,419   $2,740   $2,605   $2,200   $1,664   $1,896
                                                          ======   ======   ======   ======   ======   ======   ======
Operating profit (loss)
  Exploration and production(1).........................  $  173   $  109   $  667   $  595   $ (361)  $   53   $  331
  Chemicals(2)..........................................      92      122       85       81       56       86       92
                                                          ------   ------   ------   ------   ------   ------   ------
        Total...........................................     265      231      752      676     (305)     139      423
Net interest expense(3).................................    (189)    (170)    (134)    (127)    (119)     (88)    (132)
Net other income (expense)(4)...........................     (98)       7      (35)     (14)     (96)     (61)    (203)
Taxes on income.........................................      (9)      42     (225)    (184)     175      (10)     (52)
                                                          ------   ------   ------   ------   ------   ------   ------
Income (loss) from continuing operations(5).............     (31)     110      358      351     (345)     (20)      36
Income from discontinued operations, net of income
  taxes.................................................      55       27       56       33      277      277       --
Extraordinary charge, net of income taxes...............     (12)     (23)      --       (2)      --       --       --
Cumulative effect of change in accounting principle, net
  of income taxes.......................................    (948)      --       --       --       --       --       (4)
                                                          ------   ------   ------   ------   ------   ------   ------
        Net income (loss)(5)............................  $ (936)  $  114   $  414   $  382   $  (68)  $  257   $   32
                                                          ======   ======   ======   ======   ======   ======   ======
Income (loss) from continuing operations, per share
  (diluted).............................................  $(0.36)  $ 1.23   $ 4.05   $ 4.02   $(3.98)  $ (.23)  $  .42
Cash dividends declared per share.......................  $ 1.52   $ 1.55   $ 1.64   $ 1.80   $ 1.80   $ 1.35   $ 1.35

Balance sheet data
  Working capital.......................................  $ (254)  $ (106)  $  161   $   --   $ (173)  $  (50)  $  270
  Property, plant and equipment, net....................   4,497    3,807    3,693    3,919    4,153    4,636    4,062
  Total assets..........................................   5,918    5,006    5,194    5,339    5,451    6,065    5,874
  Total debt............................................   2,704    1,938    1,849    1,766    2,250    2,277    2,603
  Stockholders' equity..................................   1,112    1,124    1,279    1,558    1,346    1,745    1,444
Cash flow information
  Net cash provided by operating activities.............     678      728    1,169    1,097      385      353      333
  Cash capital expenditures
    Exploration and production..........................     505      632      722      708      871      787      321
    Chemicals...........................................      52       69      118       91       92       67       62
    Other and discontinued operations...................      54       44       35       37       18       17        5
                                                          ------   ------   ------   ------   ------   ------   ------
        Total...........................................  $  611   $  745   $  875   $  836   $  981   $  871   $  388
                                                          ======   ======   ======   ======   ======   ======   ======
Other financial data
  Current ratio.........................................      .8       .9      1.2      1.0       .8      1.0      1.3
  Total debt to capitalization..........................      71%      63%      59%      53%      62%      56%      64%
  Total debt net of cash to capitalization..............      70%      62%      57%      50%      61%      53%      62%

                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                                   YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                          ------------------------------------------   ---------------
                                                           1994     1995     1996     1997     1998     1998     1999
                                                          ------   ------   ------   ------   ------   ------   ------
Operating data
  Crude oil and condensate production (thousands of
    barrels/day)
    Domestic............................................    73.4     74.8     73.8     70.6     66.2     66.6     77.0
    North Sea...........................................    88.7     91.9     86.5     83.3     87.4     86.7    104.4
    Other international.................................    26.4     17.4     16.8     18.1     18.4     19.1     15.5
                                                          ------   ------   ------   ------   ------   ------   ------
        Total...........................................   188.5    184.1    177.1    172.0    172.0    172.4    196.9
                                                          ======   ======   ======   ======   ======   ======   ======
  Average price of crude oil sold (per barrel)
    Domestic............................................  $14.25   $15.73   $19.45   $18.34   $12.73   $12.62   $14.67
    North Sea...........................................   15.33    16.56    19.60    18.93    12.93    12.89    15.92
    Other International.................................   14.58    14.70    15.85    15.36     9.90    10.24    12.55
        Average.........................................  $14.80   $16.05   $19.18   $18.32   $12.52   $12.91   $15.28
  Total natural gas sold (MMCF/day).....................     872      809      781      685      584      590      573
  Average price of natural gas sold (per MCF)...........  $ 1.82   $ 1.63   $ 2.10   $ 2.43   $ 2.12   $ 2.13   $ 2.28
  Industrial and specialty chemical sales (thousands of
    metric tons)........................................     346      404      405      443      481      346      372

---------------
Includes special items as follows:

(1) Charges totaling $423 million in 1998 for FAS 121 asset impairments and restructuring programs; charges totaling $2 million in 1997 primarily for a restructuring program; charges totaling $32 million in 1996 for FAS 121 asset impairments and a restructuring program; charges totaling $235 million in 1995 for FAS 121 asset impairments and a restructuring program; charges totaling $92 million in 1994 for a restructuring program.

(2) Charges totaling $59 million in 1998 for FAS 121 asset impairments and severance expenses; charges totaling $3 million in 1997 primarily for the write-off of obsolete equipment; charges totaling $5 million in 1996 for FAS 121 asset impairments.

(3) Income totaling $13 million for the first nine months of 1998 and $19 million in 1998 for interest on settlement of prior years' income taxes.

(4) Charges totaling $168 million for the first nine months of 1999 primarily for merger related costs; charges totaling $22 million for the first nine months of 1998 primarily for a then-equity affiliate's full cost write-down partially offset by insurance settlements; charges totaling $60 million in 1998 primarily for environmental provisions and a then-equity affiliate's full-cost write-down partially offset by insurance settlements; income totaling $17 million in 1997 primarily for gains on sales of securities and insurance settlements partially offset by environmental provisions; income totaling $20 million in 1996 primarily for insurance settlements and gains on sales of securities partially offset by environmental provisions and pending litigation; charges totaling $28 million in 1995 primarily for environmental provisions.

(5) After-tax charges of $129 million for the first nine months of 1999; after-tax charges of $17 million for the first nine months of 1998; after-tax charges of $321 million in 1998; after-tax income of $8 million in 1997; after-tax charges of $11 million in 1996; after-tax charges of $163 million in 1995; after-tax charges of $60 million in 1994 as a result of the items described in preceding footnotes 1 through 4.

                         DESCRIPTION OF THE DEBENTURES

     We will issue the debentures under an indenture between us and Citibank, N.A., as trustee. The following description is only a summary of the material provisions of the debentures and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these debentures.

     When we refer to Kerr-McGee in this section, we refer only to Kerr-McGee Corporation, a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

     The debentures will be:

     - limited to $300,000,000 aggregate principal amount ($345,000,000 if the underwriters' over-allotment option is exercised in full);

     - general unsecured obligations, junior in right of payment to all of our existing and future senior debt and will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - convertible into our common stock at a conversion price of $     per
       share, subject to adjustment as described under "-- Conversion Rights";

     - redeemable at our option upon the terms and at the redemption prices set forth under "-- Optional Redemption by Kerr-McGee";

     - subject to repurchase only at your option if a change in control occurs; and

     - due on                , 2010, unless earlier converted, redeemed by us at
       our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring senior debt or any other indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction.

INTEREST

     The debentures will bear interest from           , 2000 at the rate of   %
per year. We will pay interest semiannually on           and           of each
year, beginning           , 2000, to the holders of record at the close of
business on the preceding           and           , respectively. There are two
exceptions to the preceding sentence:

          (1) In general, we will not pay interest accrued and unpaid on any debenture that is converted into our common stock. See "-- Conversion Rights." If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such debentures for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, debentures that are called by us for redemption. Accordingly, if we redeem debentures on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of such debentures chooses to convert such debentures, the holder will not be required to pay us, at the time it surrenders such debentures for conversion, the amount of interest on such debentures it will receive on the interest payment date.

          (2) We will pay interest to a person other than the holder of record on the record date if we redeem the debentures on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the debentures being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such debentures.

     We will pay principal and interest on the global debentures to The Depository Trust Company in immediately available funds. Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

CONVERSION RIGHTS

     You may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $
per share (equal to a conversion rate of     shares per $1,000 principal amount
of debentures). The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

     You may exercise conversion rights at any time prior to the close of business on the final maturity date of the debentures. However, if you are a holder of debentures that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your debentures because a change in control has occurred, you may convert your debentures into our common stock only if you withdraw your notice and convert your debentures prior to the close of business on the business day immediately preceding the change in control repurchase date.

     Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these debentures. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the debentures. Accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such debentures for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the debentures being converted on the interest payment date. However, the preceding sentence does not apply to debentures that are converted after being called by us for redemption. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender such debentures for conversion the amount of interest on such debentures you will receive on the date that has been fixed for redemption. Furthermore, if we call your debentures for redemption on a date that is prior to a record date for an interest payment date, and prior to the redemption date you choose to convert your debentures, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your debentures.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert interests in a global debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

     We will adjust the initial conversion price for certain events, including:

          (1) issuances of our common stock as a dividend or distribution on our common stock;

          (2) certain subdivisions and combinations of our common stock;

          (3) issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock; provided, however, that if the rights or warrants are exercisable only upon the occurrence of a triggering event, then the conversion price will not be adjusted until such triggering event occurs;

          (4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities), but excluding:

             (A) the rights and warrants referred to in clause (3),

             (B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph, or

             (C) any dividends or distributions paid exclusively in cash;

          (5) distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

             (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

             (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 15% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

          (6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with

             (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made, plus

             (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

     We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     If we:

     - reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

     - consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution as a dividend subject to U.S. income tax. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations".

     We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY KERR-MCGEE

     At any time on or after           , 2005, we may redeem some or all of the
debentures on at least 30 but not more than 60 days' notice, at the following redemption prices (expressed in percentages of the principal amount).

                                                              REDEMPTION
DURING THE TWELVE MONTHS COMMENCING                             PRICE
-----------------------------------                           ----------
            , 2005..........................................          %
            , 2006..........................................          %
            , 2007..........................................          %
            , 2008..........................................          %
            , 2009..........................................    100.00%

In addition, we will pay interest on the debentures being redeemed. This interest will include interest accrued and unpaid to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

PARTIAL REDEMPTION

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a change in control occurs, each holder of debentures will have the option to require us to repurchase all of its debentures not previously called for redemption, or any portion of the principal amount of the debentures that is equal to $1,000 or an integral multiple of $1,000. This option may be exercised 45 days after the date on which we notify the holders of any change in control. The repurchase price would be equal to 100% of the principal amount of the debentures to be repurchased, together with interest accrued and unpaid to, but excluding, that date.

     A change in control will be deemed to have occurred if at any time after the original issuance of the debentures any of the following occurs:

     - the acquisition by any person of beneficial ownership of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors. Beneficial ownership may be acquired directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     - our consolidation or merger with or into any other entity, any merger of another entity into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person or entity, other than:

       -- any transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of our outstanding shares of capital stock and (y) pursuant to which holders of our common stock immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving entity immediately after such transaction, and

       -- any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

"Beneficial owner" will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13d-3 of the Securities Exchange Act.

     However, a change in control will not be deemed to have occurred if:

     - the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in a change of control under the first bullet point above, or the period of 10 consecutive trading days ending immediately before the change in control, in a change in control under the second bullet point above, equals or exceeds 105% of the conversion price in effect on each such trading day; or

     - at least 90% of the consideration in the transaction or transactions constituting a change in control consists of shares of common stock traded or to be traded immediately following such change in control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the debentures become exercisable solely into such common stock (and any rights attached thereto).

     We may, at our option, in lieu of paying the repurchase price in cash, pay it in our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date of repurchase. However, payment may not be made in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     Within 30 days after the occurrence of a change in control, we are obligated to give to all holders of the debentures notice of the change in control and of the resulting repurchase right. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, a holder of debentures must deliver irrevocable written notice to the trustee of the holder's exercise of this right, together with the respective debentures, on or before the 30th day after the date of this notice.

     Rule 13e-4 under the Securities Exchange Act requires that we disseminate certain information to security holders in the event of an issuer tender offer and this requirement may apply in the event that the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

     We may purchase debentures at any time in the open market or by tender at any price or by private agreement, to the extent permitted by applicable law. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any debentures surrendered may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the debentures in the event of highly leveraged or other transactions that may adversely affect holders.

     Our ability to repurchase debentures on a change in control may be limited. A change in control could cause an event of default under, or be prohibited or limited by, senior debt that we issue in the future. As a result, any repurchase of the debentures would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we cannot guarantee that we would be able to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Our failure to repurchase the debentures when required following a change in control would result in an event of default under the indenture whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt.

SUBORDINATION

     The debentures will be subordinated and subject in right of payment to the prior payment in full of all our senior debt. No payment of principal (including redemption payments) of, or premium, if any, or interest on, the debentures may be made if any senior debt is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or if maturity of any senior debt has been accelerated because of a default. During the continuance of any other event of default with respect to senior debt for which maturity may be accelerated immediately and if the trustee has received written notice on behalf of holders of such senior debt, we may not for 90 days from receipt of such notice do anything which would be prohibited (as set out in the immediately preceding sentence) if any senior debt has not been paid; however, if the maturity of any such senior debt is not accelerated within 90 days following the due date of any payments prevented by such default and notice, we may resume payments on the debentures. If payment of the debentures is accelerated because of an event of default, prompt notice must be given to holders of senior debt, and we may not pay the debentures until 30 days after the acceleration occurs and thereafter may pay the debentures only if the indenture otherwise permits. Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all senior debt must be paid in full before the holders of the debentures are entitled to receive or retain any payment. The rights of the holders of the debentures will be subrogated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt until all amounts owing on the debentures are paid in full. By reason of such subordination, in the event of our insolvency, creditors who are holders of senior debt may recover more, ratably, than the holders of the debentures, and our creditors who are not holders of senior debt or of the debentures may recover less, ratably, than holders of senior debt and may recover more, ratably, than the holders of the debentures.

     "Senior debt" will be defined to mean the principal of, premium, if any, interest on, and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the indenture or thereafter incurred, created or assumed:

          (a) all of our indebtedness for money borrowed (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof);

          (b) all of our indebtedness evidenced by notes, debentures, bonds or other securities;

          (c) all of our lease obligations which are capitalized on our books in accordance with generally accepted accounting principles;

          (d) all indebtedness of others of the kinds described in either of the preceding clauses (a) or (b) and all lease obligations of others of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise;

          (e) all of our obligations with respect to letters of credit issued in connection with indebtedness of others of the kind described in the preceding clauses (a) or (b) or leased obligations of the kind described in the preceding clause (c); and

          (f) all renewals, extensions or refundings of indebtedness of the kinds described in any of the preceding clauses (a), (b) and (d), all renewals or extensions of lease obligations of the kinds described in either of the preceding clauses (c) and (d) and all renewals or extensions of obligations with respect to letters of credit of the kind described in the preceding clause (e);

unless, in the case of any particular indebtedness, lease, obligation, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, obligation, renewal, extension or refunding is not superior in right of payment to or is pari passu with the debentures. Senior debt does not include, however, any of our indebtedness or other obligations to our subsidiaries or our 7.5% convertible subordinated debentures due 2000 through 2014. At September 30, 1999, we had approximately $1,506 million of senior debt.

     The debentures will be our obligations exclusively and will be, in effect, subordinated to all indebtedness (including trade payables and other liabilities) of our subsidiaries. The indenture does not limit the amount of indebtedness or other liabilities our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. Any right we have to receive assets of any of our subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. As of September 30, 1999, our subsidiaries had approximately $907 million of indebtedness (excluding trade payables and accrued liabilities).

     We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

FORM, DENOMINATION AND REGISTRATION

     Denomination and Registration. The debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Debentures, Book-Entry Form. Debentures initially will be evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as described in the accompanying prospectus, owners of beneficial interests in the global debentures:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global debentures.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global debenture to transfer the beneficial interest in the global debenture to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. Neither Kerr-McGee, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

     It is DTC's current practice, upon receipt of any payment of principal and premium, if any, and interest on the global debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name".

     If you would like to convert your debentures into common stock, or tender your debentures for repurchase upon a change in control pursuant to the terms of the debentures, you must contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and deadlines, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Kerr-McGee nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of debentures and common stock as of the date hereof by an initial purchaser of the debentures. Except where noted, this summary deals only with debentures and common stock held as capital assets and does not deal with special situations. For example, this summary does not address:

     - tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid federal income tax, life insurance companies or certain expatriates;

     - tax consequences to persons holding debentures or common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

     - tax consequences to holders of debentures or common stock whose "functional currency" is not the U.S. dollar;

     - alternative minimum tax consequences, if any; or

     - any state, local or foreign tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

     If a partnership holds our debentures or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our debentures or common stock, you should consult your tax advisor.

     IF YOU ARE CONSIDERING THE PURCHASE OF DEBENTURES OR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

CONSEQUENCES TO UNITED STATES HOLDERS

     "United States holder" means a beneficial owner of a debenture that is:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

PAYMENT OF INTEREST

     We expect that the debentures will not be issued with more than a de minimis amount of original issue discount. In such case, interest on a debenture will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

SALE, EXCHANGE, REDEMPTION AND RETIREMENT OF DEBENTURES

     Except as provided below under "-- Conversion of Debentures into Common Stock," you will generally recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a debenture equal to the difference between the amount realized (less any accrued interest, which will be taxable as such if not previously included in income) upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the debenture. Your tax basis in a debenture will generally be equal to the amount you paid for the debenture. Any gain or loss will be capital gain or loss. If you are an individual and have held the debenture for more than one year, your capital gain may be taxable at a reduced rate. Your ability to deduct capital losses may be limited.

CONVERSION OF DEBENTURES INTO COMMON STOCK

     You will not recognize gain or loss on the conversion of your debentures into common stock (except to the extent of cash received in lieu of a fractional common share). The amount of gain or loss on the deemed sale of such fractional common share will be equal to the difference between the amount of cash you receive in respect of such fractional common share, and the portion of your tax basis in debentures that is allocable to the fractional common share. The tax basis of the common stock received upon a conversion will equal the adjusted tax basis of the debenture that was converted, reduced by the portion of the tax basis that is allocable to any fractional common share. Your holding period for common stock generally will include the period during which you held the debentures.

     You should contact your tax advisers concerning the ownership of common stock.

CONSTRUCTIVE DIVIDEND

     The conversion price of the debentures will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal and interest paid on the debentures and dividends paid on the common stock and to the proceeds of sale of a debenture or common stock made to you unless you are an exempt recipient (such as a corporation). A 31 percent backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The term "non-United States holder" means a beneficial owner of a convertible note that is not a United States holder.

U.S. FEDERAL WITHHOLDING TAX

     The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on a debenture provided that:

     - you do not actually or constructively (including by reason of ownership of the debentures) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a convertible note is described in section 881(c)(3)(A) of the Code; and

     - you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS W-8BEN (or successor form)) or a financial institution holding the convertible note on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     Any dividends paid to you with respect to the common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. In order to be exempt from withholding tax under this exception, you must provide us with a properly executed IRS Form W-8ECI (or successor form) stating that dividends paid on the common stock are not subject to withholding tax because the common stock is effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, any such effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Until December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, in order to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid after December 31, 2000, you are required to provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty.

     In addition, in the case of common stock held by a partnership, the certification requirement would generally be applied to the partners of the partnership (unless the partnership agrees to become a

"withholding foreign partnership") and the partnership would be required to provide certain information, including a United States taxpayer identification number.

     The 30% U.S. federal withholding tax will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a debenture or common share.

U.S. FEDERAL ESTATE TAX

     The U.S. federal estate tax will not apply to debentures owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury regulations) and (2) interest on the debentures would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

U.S. FEDERAL INCOME TAX

     If you are engaged in a trade or business in the United States and interest on a debenture or dividends on a common share are effectively connected with the conduct of that trade or business, you (although exempt from the 30% withholding tax) will be subject to United States federal income tax on that interest or dividend on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest and dividends on the common stock will be included in earnings and profits.

     Any gain or income realized on the disposition of a debenture or common share generally will not be subject to United States federal income tax unless
(1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you and where a tax treaty applies, is attributable to a United States permanent establishment, (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or (3) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

     We have not determined whether we are a "U.S. real property holding corporation" for U.S. federal income tax purposes. If we are or become a "U.S. real property holding corporation," so long as our common stock is and continues to be regularly traded on an established securities market:

     - a non-United States holder of common stock who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of our common stock will be subject to United States federal income tax on the disposition of our common stock;

     - if the debentures are not regularly traded on an established securities market, only a non-United States holder of debentures who holds or held debentures which at the time of acquisition (or subsequent acquisition of additional debentures) had a fair market value greater than the fair market value of five percent of our common stock at that time will be subject to United States federal income tax on the disposition of such debentures; and

     - if the debentures are regularly traded on an established securities market, only a non-United States holder of debentures who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the debentures will be subject to United States federal income tax on the disposition of such debentures.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you that qualify as portfolio interest as described above under "U.S. Federal Withholding Tax," provided that we do not have actual knowledge that you are a United States person and you have given us the required certification on either Form W-8BEN or W-8ECI.

     In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or common share within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

     U.S. Treasury regulations were issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, these U.S. Treasury regulations will not significantly alter the present rules discussed above, except in certain special situations.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Under an underwriting agreement, Lehman Brothers Inc. and Goldman, Sachs & Co. have agreed to purchase from us the respective principal amount of debentures shown opposite their names below:

UNDERWRITERS                                                   PRINCIPAL AMOUNT
------------                                                   ----------------
Lehman Brothers Inc.........................................     $
Goldman, Sachs & Co.........................................
                                                                 ------------
          Total.............................................     $300,000,000
                                                                 ============

     The underwriting agreement provides that the underwriters' obligations to purchase the debentures depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the debentures are purchased by the underwriters under the underwriting agreement, all of the debentures which the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional debentures. This underwriting fee is the difference between the initial price to public and the amount the underwriters pay to us to
purchase the debentures from us. The underwriting fee is   % of the initial
price to public.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per debenture...............................................   $              $
Total.......................................................   $              $

     We have been advised by the underwriters that the underwriters propose to offer the debentures directly to the public at the initial price to public set forth on the cover page of this prospectus supplement and to dealers (who may include the underwriters) at this initial price to public less a concession not
in excess of   % of the principal amount of the debentures. The underwriters may
allow, and the dealers may reallow, a concession not in excess of   % of the
principal amount of the debentures to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect thereof.

     We have granted to the underwriters an option to purchase up to an additional $45,000,000 aggregate principal amount of debentures at the initial price to public less the underwriting discounts and commissions set forth on the cover of this prospectus supplement exercisable solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase an additional amount of debentures proportionate to such underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to such option, to sell such debentures to the underwriters.

     We and our executive officers and directors have agreed, for a period of 90 days from the date of this prospectus supplement, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any such shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, without the prior written consent of the underwriters. The restrictions described in this paragraph do not apply to (a) the sale of the debentures to the underwriters or the issuance of common stock upon their conversion, (b) the concurrent sale of our common stock or (c) shares of common stock issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans.

     The debentures will be a new issue of securities with no established trading market. We have applied for listing of the debentures on the NYSE and the underwriters intend to make a market in the debentures, subject to applicable laws and regulations. However, the underwriters are not obligated to do so and may discontinue any market-making at any time in their sole discretion without notice. Accordingly, the underwriters cannot assure the liquidity of the market for debentures.

     In connection with this offering, the underwriters may purchase and sell the debentures and our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of debentures than they are required to purchase from us, and in such case the underwriters may purchase debentures in the open market following completion of the offering to cover all or a portion of their short position. The underwriters may also cover all or a portion of such short position in the debentures by exercising the underwriters' over-allotment option referred to above. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the debentures or our common stock while this offering is in progress. In addition, the underwriters may impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased debentures sold by or for the account of that underwriter in stabilizing or short-covering transactions. Any of the activities by the underwriters described in this paragraph may stabilize, maintain or otherwise affect the market price of the debentures or our common stock. As a result, the price of the debentures or our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may effect these transactions on the NYSE, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time without notice.

     The underwriters or their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so in the future. The underwriters or their affiliates will also be receiving proceeds from this offering due to their ownership of certain of our notes. In addition, the underwriters are also underwriters for our common stock offering, for which they will receive customary underwriting fees.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of the debentures in Canada or any province or territory thereof. Any offer or sale of debentures in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

                                 LEGAL MATTERS

     Certain legal matters with respect to the debentures will be passed upon for us by Gregory F. Pilcher, Esq., Vice President, General Counsel and Secretary of Kerr-McGee and Simpson Thacher & Bartlett, New York, New York and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and schedules as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in the attached prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, with respect thereto. In those reports, the firm states that with respect to Oryx Energy Company, which was merged into Kerr-McGee Corporation during 1999 in a transaction accounted for as a pooling of interests, its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers, LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

                           FORWARD-LOOKING STATEMENTS

     Statements in this prospectus supplement and the attached prospectus regarding our or management's intentions, beliefs or expectations for the future are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Such statements may be affected by various factors and are subject to numerous risks such as the accuracy of the assumptions that underlie the statements, the success of the oil and natural gas exploration and production program, drilling risks, the market value of our products, uncertainties in interpreting engineering data, demand for consumer products for which our business supplies raw materials, general economic conditions and other factors and risks discussed in our SEC filings. Actual results and developments may differ materially from those expressed or implied in this prospectus supplement and in the attached prospectus.

                                  $300,000,000

                             KERR-MCGEE CORPORATION

                 % Convertible Subordinated Debentures due 2010

                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT
                                            , 2000
                    ---------------------------------------

                                KERR-MCGEE LOGO

                          Joint Book-Running Managers

                                LEHMAN BROTHERS

                              GOLDMAN, SACHS & CO.

                                      LOGO

PROSPECTUS

[KERR-McGEE LOGO]

                                 $1,500,000,000

                             KERR-MCGEE CORPORATION

                       DEBT SECURITIES, PREFERRED STOCK,
                             COMMON STOCK, WARRANTS

                             ---------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell theses securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

     By this prospectus, we may offer up to $1,500,000,000 of debt securities, preferred stock, common stock and warrants on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus. You should read this prospectus, particularly the Risk Factors beginning on page 4, and any supplement carefully before investing.

                             ---------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JANUARY 13, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3
Where You Can Find Information..............................    3
Risk Factors................................................    4
The Company.................................................    5
Use Of Proceeds.............................................    6
Ratio Of Earnings To Fixed Charges And Ratio Of Earnings To
  Combined Fixed Charges And Preferred Stock Dividend
  Requirements..............................................    6
Description Of Debt Securities..............................    6
Description Of Preferred Stock..............................   12
Description Of Common Stock.................................   14
Description Of Warrants.....................................   15
Plan of Distribution........................................   15
Legal Matters...............................................   16
Experts.....................................................   16

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell the unsecured Debt Securities, Preferred Stock, Common Stock and Warrants (which we refer to as the Offered Securities) described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. This prospectus provides you with a general description of the Offered Securities we may offer. Each time we sell Offered Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under "Where You Can Find Information".

                         WHERE YOU CAN FIND INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - Our Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999; June 30, 1999 and September 30, 1999;

     - Our Current Reports on Form 8-K filed January 19, 1999; February 26, 1999; March 11, 1999; April 30, 1999; May 12, 1999; June 4, 1999; July
       29, 1999; and October 15, 1999; and

     - Our Current Reports on Form 8-K/A filed January 26, 1999; July 16, 1999 and July 26, 1999.

You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

          Investor Relations
          Kerr-McGee Corporation
          P. O. Box 25861
          Oklahoma City, Oklahoma 73125
          Telephone (405) 270-3125

     You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

                                  RISK FACTORS

     Prospective purchasers of the offered securities should carefully review the information contained elsewhere in this prospectus and should particularly consider the following matters.

EFFECTS OF VOLATILE PRODUCT PRICES AND MARKETS

     Our results of operations are highly dependent upon the prices of and demand for oil & gas, and our commodity chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by the company for its oil and gas production are dependent upon numerous factors which will be beyond its control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Demands for TiO2 is dependent on the ultimate products utilizing TiO2 pigment. This demand is generally reflected by the status of the economy, profitability of our products which is dependent on the price realized, the efficiency of the manufacturing costs, and the ability to acquire feed stock at a competitive price. Should the industry experience significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. In order to manage our exposure to price risks in the sale of our oil and gas, we may from time to time enter into commodities futures or option contracts to hedge a portion of our crude oil and natural gas sales volume, although we do not currently do so. Any such hedging activities may prevent us from realizing the benefits of price increases above the levels reflected in such hedges.

FAILURE TO FUND CONTINUED CAPITAL EXPENDITURES COULD ADVERSELY AFFECT PROPERTIES

     If our revenues substantially decrease as a result of lower oil and gas prices or otherwise, we may have limited ability to spend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time.

     We expect that we will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, we have financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. We believe that we will have sufficient cash flow from operations, available drawings under our credit facilities and other debt financings to fund capital expenditures. However, if our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If we are not able to fund our capital expenditures, our interests in some of our properties may be reduced or forfeited.

COSTS OF ENVIRONMENTAL LIABILITIES AND REGULATIONS COULD EXCEED ESTIMATES

     Our current and former operations involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations obligate us to clean up various sites at which petroleum, chemicals, low-level radioactive substances or other regulated materials have been disposed of or released. Some of these sites have been designated Superfund sites by the U.S. Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980. We are also a party to legal proceedings involving environmental matters pending in various courts or agencies.

     It is not possible for us to reliably estimate the amount and timing of all future expenditures related to environmental matters because of:

     - The difficulty of estimating clean up costs;

     - The uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

     - The continually changing nature of environmental laws and regulations.

     Although we believe that we have established appropriate reserves for cleanup costs, due to the above-noted uncertainties, we could be required to record additional reserves in the future.

                                  THE COMPANY

     Kerr-McGee Corporation, an energy and chemical company, had its beginning in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and chemical and mineral deposits. Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

     On February 26, 1999, we completed a merger with Oryx Energy Company which created the fifth largest independent, nonintegrated oil and gas exploration, development and production company based in the United States in terms of proved oil and gas reserves at December 31, 1998. After the merger, combined proved reserves as of December 31, 1998 totaled 959 million barrels of oil equivalent with 80% of these located in our core operating areas of the United States and the North Sea. We conduct offshore oil and gas exploration and/or production activities in the Gulf of Mexico, U. K., China, Thailand, Gabon, Algeria, Australia, Indonesia and Brazil. We conduct onshore exploration and/or production operations in the United States, Ecuador, Indonesia, the United Kingdom, Kazakhstan, Thailand and Yemen.

     Our primary chemical product is titanium dioxide pigment, which is produced at four titanium dioxide plants located in the United States, Australia, Germany and Belgium. In addition, our chemical operations produce and market inorganic industrial and specialty chemicals, heavy minerals and forest products. We produce and market other industrial chemicals including synthetic rutile, manganese products and sodium chlorate and specialty chemicals including boron trichloride and elemental boron. We produce the heavy minerals ilmenite, synthetic and natural rutile, zircon and leucoxene. Our forest products operations treat railroad crossties and other hardwood products and provide wood treating services.

                                USE OF PROCEEDS

     We will use the proceeds we receive from selling these Offered Securities for acquisitions or for other general corporate purposes. General corporate purposes may include capital expenditures, payment of debt, or any other purposes that may be stated in the supplements. The proceeds may be invested temporarily until they are used for their stated purpose.

   RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
               CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   NINE MONTHS ENDED
    YEARS ENDED DECEMBER 31,       SEPTEMBER 30,(1)
--------------------------------   -----------------
1994   1995   1996   1997   1998    1998      1999
----   ----   ----   ----   ----   -------   -------
(2)    1.2    4.1    3.9    (2)      (2)       1.5

---------------

(1) As of September 30, 1999, we had no outstanding preferred stock. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $33 million for nine months ended September 30, 1998, by $548 million for the year ended December 31, 1998, and $41 million for the year ended December 31, 1994.

     For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms that will apply to the Debt Securities. The description is not complete, and we refer you to the Indenture, a copy of which is an exhibit to the Registration Statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the Indenture that the paragraph summarizes. Capitalized items have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

     The Debt Securities will be issued under an Indenture dated as of August 1, 1982 and supplemented by the First Supplemental Indenture dated May 7, 1996 between Kerr-McGee and Citibank, N.A., as Trustee, relating to the Company's 6.625% notes due October 15, 2007, and the Company's 7.125% Debentures Due October 15, 2027, filed as Exhibit 4.1 to the Form 8-K filed on July 29, 1999; the Second Supplemental Indenture dated August 2, 1999, between the Company and Citibank, N.A., as Trustee, relating to the Company's 5 1/2% Exchangeable Notes due August 2, 2004; and the Third Supplemental Indenture dated November 1, 1999, between the Company and Citibank, N.A., as Trustee, relating to the Company's variable interest rate notes due November 1, 2001. The Indenture is incorporated by reference as an exhibit to the Registration Statement filed with the SEC. This summary of the Indenture is qualified by reference to the Indenture. You should refer to the Indenture in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indenture.

GENERAL

     Under the Indenture, we can issue an unlimited amount of Debt Securities. The following amounts of Debt Securities are currently outstanding under the
Indenture:

        $150,000,000   --   6.625% Notes Due October 15, 2027
         150,000,000   --   7.125% Debentures Due October 15, 2027
         330,348,375   --   5.50% Notes Due August 2, 2004
         150,000,000   --   Floating Rate Notes Due October 30, 2001

     Each time that we issue a new series of Debt Securities, the supplement relating to that new series will specify the terms of those Debt Securities, including:

     - Designation, amount and denominations;

     - Percentage of principal amount at which Debt Securities will be issued;

     - Maturity date;

     - Annual interest rate and payment dates;

     - Terms and conditions of exchanging or converting Debt Securities for other securities;

     - Redemption terms; and

     - Whether the Debt Securities will be senior, senior subordinated or subordinated.

     Payments relating to the Debt Securities generally will be paid at Citibank's corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the Debt Securities. You can transfer your Debt Securities at Citibank's corporate trust office.

RANKING

     Unless otherwise described in the prospectus supplement for any series, the Debt Securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     We will issue the Debt Securities in registered form without coupons. You can transfer or exchange your Debt Securities without a service charge, but we may require advance payment of any tax or other governmental transfer or exchange charge.

DEFINITIONS

     The covenants in the Indenture, which we summarize below, use the following terms:

     - Subsidiary: A corporation or limited liability company of which we own a majority of the voting stock either directly or indirectly. (Section 101)

     - Restricted Subsidiary: Any subsidiary which we designate as a Restricted Subsidiary or which owns or leases any Principal Property (see the next definition). The term does not include a subsidiary if its principal business is leasing assets, financing the sale of products or holding the securities of other subsidiaries. (Section 101)

     - Principal Property: Any company-owned U.S. mineral property capable of producing in paying quantities and any manufacturing plant owned by us in the U.S. (including the land and fixtures), unless our Board of Directors feels that the property or plant is not material to our total business. The term does not include any facility acquired to control or abate air, water, noise, odor, or other pollution, or facilities financed through industrial revenue bonds or similar financing. (Section 101)

     - Consolidated Net Tangible Assets: The total amount of assets on our consolidated balance sheet and the balance sheets of our Restricted Subsidiaries, less any reserves and after deducting: (1) current liabilities and (2) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles. (Section
       101)

     - Funded Debt: Money borrowed or debt evidenced by bonds or debentures, or agreements having a maturity of more than one year (or less than one year but which is renewable after that year at the borrower's option). (Section 101)

     - Debt: Notes, bonds, debentures or other similar documents indicating indebtedness. (Section 1008)

     - Mortgage: A pledge, mortgage or other lien securing a debt. (Section
       1008)

CERTAIN COVENANTS

     The Indenture includes the following covenants. These covenants use certain terms that are defined above. The covenants for a series of Debt Securities may differ from those described below. If they do, this will be described in the supplement to this prospectus relating to that series.

RESTRICTIONS ON SECURED DEBT

     After the date of the Indenture, if we incur or guarantee a debt secured by either a mortgage on any of our Principal Property or on a Restricted Subsidiary's stock or debt, we will secure the Debt Securities on the same basis, unless the amount of the new debt plus the value of all sale and leaseback transactions involving Principal Properties would not exceed 5% of Consolidated Net Tangible Assets. The restrictions do not apply to debt secured by the following:

     - Mortgages on our property or the property of a Restricted Subsidiary, which existed on the date of the Indenture.

     - Mortgages on the property, stock or debt of a corporation that existed when the corporation became a Restricted Subsidiary.

     - Mortgages on the property of a Restricted Subsidiary, which only secures indebtedness owed by the Subsidiary to another Restricted Subsidiary or us.

     - Mortgages in favor of governmental bodies to secure progress, advance or other payments.

     - Mortgages on acquired property, stock or debt which existed at the time of the acquisition (including acquisition through merger or consolidation) and certain purchase money and construction mortgages.

     - Mortgages on our property or the property of a Restricted Subsidiary to secure payment of the costs of operations, increase the production and disposition of minerals from the property or indebtedness incurred to provide funds for such purposes.

     - Any extension, renewal or refunding of the foregoing.

     The listed debt will be excluded when computing our secured debt.

     The restrictions will not apply to sale and leaseback transactions if the proceeds are applied to the retirement of Funded Debt. Secured debt will not be deemed to be created by the transfer of an interest in property in the form commonly referred to as a "production payment". (Sections 1008 and 1009)

RESTRICTIONS ON SALES AND LEASEBACKS

     We may not enter into any sale and leaseback transaction involving any Principal Property after the date of the Indenture unless:

     - The sale or transfer occurs within 120 days after construction is complete and the Principal Property is fully operational.

     - We could mortgage the property under Section 1008 of the Indenture for an amount equal to the proceeds of the sale and leaseback transaction without securing the Debt Securities on the same basis.

     - We use an amount equal to the market value of the Principal Property being leased to retire Funded Debt within 120 days. This restriction will not apply to any sale and leaseback transaction between us (or a Restricted Subsidiary) and a Restricted Subsidiary, or involving the taking back of a lease for a period of less than three years. (Section
       1009)

MERGER AND CONSOLIDATION

     The Indenture generally permits a consolidation or merger between Kerr-McGee and another corporation. It also permits the sale by Kerr-McGee of all or substantially all of our property and assets. If this happens, the resulting or acquiring corporation will assume all of our responsibilities and liabilities under the Indenture. If the resulting or acquiring corporation has outstanding Debt secured by a Mortgage on any Principal Property, or shares of stock of a Restricted Subsidiary, the Debt Securities will be equally and ratably secured with (or prior to) the Debt secured by such Mortgage. This restriction will not apply if the Mortgage could be created pursuant to Section 1008 of the Indenture (see "Restrictions on Secured Debt" above) without equally and ratable securing the Debt Securities. (Section 803)

MODIFICATION

     Generally, our rights and obligations and the holders' rights may be modified if the holders of 66 2/3% of the outstanding Debt Securities consent. However, no modification or amendment may occur without the consent of the affected holder of the Debt Security if that modification or amendment would do any of the following:

     - Change the stated maturity date of the principal of, or any installment of interest on, any of the holder's Debt Security.

     - Reduce the principal amount of, or the interest (or premium, if any) on, the Debt Security (including in the case of a discounted Debt Security, the amount payable upon acceleration of maturity or provable in bankruptcy).

     - Change the currency of payment of the Debt Security.

     - Impair the right to institute suit for the enforcement of any payment on the Debt Security or adversely affect the right of repayment, if any, at the option of the holder.

     - Reduce the percentage of holders of Debt Securities necessary to modify or amend the Indenture.

     A modification which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of Debt Securities of any other series. (Section
902)

     Kerr-McGee or Citibank may make modifications without the consent of the Debt Securities holders in order to do the following: (Section 901)

     - Evidence that another corporation has succeeded to Kerr-McGee and assumed our obligations.

     - Convey security for the Debt Securities to Citibank.

     - Add covenants, restrictions or conditions for the protection of the Debt Security holders.

     - Provide for the issuance of Debt Securities in coupon form.

     - Establish the form or terms of Debt Securities of any series.

     - Cure any ambiguity or correct any defect in the Indenture which does not adversely affect the interests of a holder.

     - Evidence the appointment of a successor trustee or more than one trustee.

EVENTS OF DEFAULT

     In the Indenture, an Event of Default means any one of the following:

     - Failure to pay interest on a Debt Security for 30 days;

     - Failure to pay principal and premium, if any, when due;

     - Failure to pay sinking fund installment when due;

     - Failure to perform any other covenant in the Indenture that continues for 60 days after receipt of notice; or

     - Certain events in bankruptcy, insolvency or reorganization.

     An Event of Default relating to one series of Debt Securities does not necessarily constitute an Event of Default with respect to any other series issued under the Indenture. If an Event of Default exists with respect to a series of Debt Securities, Citibank or the holders of at least 25% of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities in the case of defaults due to failure to perform a covenant in the Indenture or certain events in bankruptcy, insolvency, or reorganization) may declare the principal of that series (or of all outstanding Debt Securities, as the case may be) due and payable.

     Any Event of Default with respect to a particular series of Debt Securities may be waived by the holders of a majority of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities as the case may be), except for a failure to pay principal, premium or interest on the Debt Security. (Sections 501, 502 and 508)

     Citibank may withhold notice to the holders of the Debt Securities of any default (except in payment of principal, premium, interest or sinking fund payment) if Citibank thinks it is in the interest of the holders. (Section 602)

     Subject to the specific duties that arise under the Indenture if an Event of Default exists, Citibank is not obligated to exercise any of its rights or powers under the Indenture at the request of the holders of the Debt Securities, unless they provide reasonable indemnity. (Sections 601 and 603). Generally, the holders of a majority of the outstanding Debt Securities can direct the proceeding for a remedy available to Citibank or for exercising any power conferred on Citibank as the trustee. (Section 508)

TRUSTEE'S RELATIONSHIP

     Citibank has loaned us substantial amounts of money in the past and may continue to do so. Citibank serves as a depository for us and performs other services for us in the normal course of business. The Indenture provides that we will indemnify Citibank against any loss, liability or expense incurred that arises from the trust created by the Indenture unless the loss, liability or expense results from Citibank's negligence or bad faith. (Section 607)

GLOBAL SECURITIES

     We may issue some of the Debt Securities as Global Securities that will be deposited with a depository identified in a prospectus supplement. Global Securities may be issued in either registered or bearer form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

     Registered Global Securities will be registered in the depositary's name or in the name of its nominee. When we issue a Global Security, the depositary will credit that amount of Debt Securities to the investors that have accounts with the depository or its nominee. The underwriters or the Debt Security holders' agent will designate the accounts to be credited, unless the Debt Securities are offered and sold directly by Kerr-McGee, in which case, we will designate the appropriate account to be credited.

     Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of Global Securities held by that particular depository.

     Kerr-McGee will not maintain records regarding ownership or the transfer of Global Securities held by a depository or to nominee. If you are the beneficial owner of Global Securities held by a depository, you must get information directly from the depository.

     As long as a depositary is the registered owner of a Global Security, that depository will be considered the sole owner of the Debt Securities represented by that Global Security. Except as set forth below, beneficial owners of Global Securities held by a depository will not be entitled to:

     - Register the represented Debt Securities in their names;

     - Receive physical delivery of the Debt Securities; or

     - Be considered the owners or holders of the Global Security under the Indenture.

     Payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. (Section 203)

     When a depositary receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders' interests in the Global Security. The beneficial owners of a Global Security should, and are expected to, establish standing instructions and customary practices with their investor that has an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

     A Global Security can only be transferred in whole by the depository to a nominee of such depository, or to another nominee of a depository. If a depositary is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety (90) days, we will issue Debt Securities in exchange for all of the Global Securities held by that depository. In addition, we may eliminate all Global Securities at any time and issue Debt Securities in exchange for them. Further, we may allow a depository to surrender a Global Security in exchange for Debt Securities on any terms that are acceptable to us and the depositary. (Section 307)

     If any of these events occur, we will execute and Citibank will authenticate and deliver to the beneficial owners of the Global Security in question a new registered security in an amount equal to and in exchange for that person's beneficial interest in the exchanged Global Security. The depository will receive a new Global Security in an amount equal to the difference, if any, between the amount of the surrendered Global Security and the amount of Debt Securities delivered to the beneficial owners. Debt Securities issued in exchange for Global Securities will be registered in the same names and in the same denominations as indicated by the depository's records and in accordance with the instructions from its direct and indirect participants. (Section 307)

     The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a Global Security.

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

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Our Certificate of Incorporation authorizes our Board of Directors or a committee of our Board of Directors to cause Preferred Stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 40,000,000 shares of Preferred Stock, $1 par value per share, and can determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend the Charter to increase the number of authorized shares of preferred stock in a manner permitted by the Charter and the Delaware General Corporation Law.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of Preferred Stock. Those terms may include:

     - The number of shares of the series of Preferred Stock being offered;

     - The title and liquidation preference per share of that series of the Preferred Stock;

     - The purchase price of the Preferred Stock;

     - The dividend rate (or method for determining such rates);

     - The dates on which dividends will be paid;

     - Whether dividends on that series of Preferred Stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

     - Any redemption or sinking fund provisions applicable to that series of preferred stock;

     - Any conversion provisions applicable to that series of preferred stock;

     - Whether we have elected to offer Depositary Shares with respect to that series of preferred stock; and

     - Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

     If the terms of any series of Preferred Stock being offered differ from the terms set forth herein, those terms will also be disclosed in the prospectus supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations will be filed with the SEC promptly after the offering of the Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the prospectus supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

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

     No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock that have the same rank as, or rank senior to, that Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

     Unless otherwise described in the prospectus supplement, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

RIGHTS UPON LIQUIDATION

     In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

REDEMPTION

     Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the prospectus supplement.

     If a series of Preferred Stock is subject to mandatory redemption, the prospectus supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

     In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by any offer made on the same terms to all holders of that series of Preferred Stock.

VOTING RIGHTS

     Except as indicated in the prospectus supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of Common Stock. As of December 30, 1999, we had 86,477,596 shares of Common Stock issued and outstanding.

     The following summary is not complete. You should refer to the applicable provisions of the Charter, including the Certificates of Designations pursuant to which any outstanding series of Preferred Stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the Common Stock.

     Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

     Voting Rights. Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock.

     Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Rights Agreement. We have adopted a Rights Agreement, which provides for the issuance of a right (which we refer to as a Kerr-McGee Right), to the holder of each of our shares of Common Stock. If anyone acquires 15% or more of our outstanding Common Stock (which we refer to as an Acquiring Person), each holder of the Kerr-McGee Right (other than the Acquiring Person) will be entitled to purchase additional shares of Common Stock (or, in certain cases, other of our securities, or cash or other property) having a current market value of two times the exercise price of $215. Otherwise, prior to an Acquiring Person acquiring 50% or more of the outstanding Common Stock, we may elect to issue a share of Common Stock in exchange for each Kerr-McGee Right (other than Kerr-McGee Rights held by the Acquiring Person). In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, each holder of a Kerr-McGee Right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price. At any time before there is an Acquiring Person, we can redeem the Kerr-McGee Rights in whole, but not in part, for $0.01 per each Kerr-McGee Right, or may amend the Rights Agreement in any way without the consent of the holders of the Kerr-McGee Rights. We amended the Rights Agreement so it was not triggered by the merger between us and Oryx.

     Miscellaneous. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights. Shares of Common Stock are not convertible into shares of any other class of capital stock.

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

                            DESCRIPTION OF WARRANTS

     We may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. We may issue Warrants independently or together with other securities. Each series of Warrants will be issued under a separate Warrant Agreement to be entered into between us and a bank or trust company, as warrant agent. You should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrant Agreement and the Warrants.

     Each Warrant will entitle the holder to purchase the principal amount of Debt Securities, or the number of shares of Preferred Stock, or Common Stock at the exercise price set forth in, or calculable as set forth in, the prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the prospectus supplement. After the close of business on the expiration date of the Warrant, unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the Offered Securities through underwriters, dealers or agents, or we may sell directly to one or more purchasers. The prospectus supplement names any underwriters, states the purchase price and the proceeds received by us, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     These Offered Securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

     We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase Offered Securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

     We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

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

                                 LEGAL MATTERS

     Gregory F. Pilcher, our Vice President, General Counsel and Secretary, or another of our lawyers, will issue an opinion about the legality of the securities for us. Any underwriters will be advised about issues relating to this offering by their own legal counsel.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving the said reports.

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